SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Banro Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

066800103
(CUSIP Number)

February 28, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066800103	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Gramercy Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (see Item 4)*
12	TYPE OF REPORTING PERSON IA

* As more fully described in Item 4, the Preferred Shares (as defined in Item 4) are subject to a 19.9% ownership limit and the percentage set forth in Row (11) gives effect to such limit. However, as more fully described in Item 4, Rows (6), (8) and (9) show the number of Common Shares that would be issuable upon the exchange in full of the Preferred Shares and do not give effect to such limit. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such limit, is less than the number reported in Rows (6), (8) and (9).

CUSIP No. 066800103	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Robert Koenigsberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,611,617 Common Shares 55,525,000 Common Shares issuable upon exchange of Preferred Shares (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (see Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Preferred Shares are subject to a 19.9% ownership limit and the percentage set forth in Row (11) gives effect to such limit. However, as more fully described in Item 4, Rows (6), (8) and (9) show the number of Common Shares that would be issuable upon the exchange in full of the Preferred Shares and do not give effect to such limit. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such limit, is less than the number reported in Rows (6), (8) and (9).

CUSIP No. 066800103	13G	Page 4 of 8

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Banro Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Canada M5X 1E3.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i) Gramercy Funds Management LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager to certain investment funds and/or accounts (the "Investment Entities"), with respect to the Shares (as defined in Item 2(d) below) directly held by the Investment Entities; and

(ii) Mr. Robert Koenigsberger ("Mr. Koenigsberger "), who is the Chairman of the sole owner of the Investment Manager, with respect to the Shares directly held by the Investment Entities.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the Shares reported herein. Mr. Koenigsberger expressly disclaims beneficial ownership of the Shares reported herein except to the extent of his pecuniary interest therein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 20 Dayton Avenue, Greenwich, CT 06830.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited liability company. Mr. Koenigsberger is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, no par value (the "Shares").

CUSIP No. 066800103	13G	Page 5 of 8

Item 2(e).	CUSIP NUMBER:

066800103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The percentages reported herein are calculated based upon 252,100,672 Shares outstanding, which reflects the number of Shares outstanding as of February 28, 2014, as disclosed in the Securities Purchase Agreement attached as Exhibit 99.3 to the Company's Report of Foreign Private Issuer on Form 6-K filed on February 28, 2014, and assumes the exchange of the Preferred Shares (as defined below).

CUSIP No. 066800103	13G	Page 6 of 8

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Certain of the Investment Entities hold preferred shares (the "Preferred Shares") of certain subsidiaries of the Company, which Preferred Shares are exchangeable for Shares. The right to exchange the Preferred Shares is subject to a 19.9% ownership limit, such that the Reporting Persons cannot effect the exchange the Preferred Shares to the extent the issuance of Shares pursuant to such exchange would result in the Investment Entities collectively holding 19.9% or more of the number of issued and outstanding Shares. Rows (6), (8) and (9) of the cover page for each Reporting Person show the number of Shares that would be issuable upon the exchange in full of the Preferred Shares and do not give effect to such ownership limit. The percentage set forth in Row (11) of the cover page for each Reporting Person does give effect to such ownership limit. At this time the Reporting Persons are not able to exchange all of the Preferred Shares held by the Investment Entities due to such ownership limit. Therefore, the actual number of Common Shares beneficially owned by each Reporting Person, after giving effect to such ownership limit, is less than the number reported in Rows (6), (8) and (9).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 066800103	13G	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 10, 2014

GRAMERCY FUNDS MANAGEMENT LLC

By:	/s/ Robert Lanava
Name: Robert Lanava
Title: Partner

/s/ Robert Koenigsberger
Robert Koenigsberger

CUSIP No. 066800103	13G	Page 8 of 8

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 10, 2014

GRAMERCY FUNDS MANAGEMENT LLC

By:	/s/ Robert Lanava
Name: Robert Lanava
Title: Partner

/s/ Robert Koenigsberger
Robert Koenigsberger